SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/12/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
984,561

8. SHARED VOTING POWER
249,384

9. SOLE DISPOSITIVE POWER
1,233,945
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,233,945

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.08%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed September 24,2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
See exhibit A.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on August 28, 2012 there were 24,268,012 shares of common stock outstanding as of June 30, 2012 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,233,945 shares of GCH or 5.08% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 9/27/12 the following shares of GCH were purchased:

Date		        Shares		Price
09/28/12		8,916		11.3772
10/09/12		8,970		11.3983



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/12/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit A:

Bulldog Investors
Park 80 West, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
Phone (201) 556-0092 // Fax (201) 556-0097
pgoldstein@bulldoginvestors.com

October 12, 2012

Deborah A. Docs, Secretary
The Greater China Fund, Inc.
c/o Prudential Investments LLC
Gateway Center Three, 4th Floor
100 Mulberry Street
Newark, New Jersey 07102

Dear Ms Docs:

Please distribute this letter to the board of directors.  Thank you.
As you probably know from our SEC filings, we are part of a group that owns more than 5% of the shares of the Greater China Fund, Inc. (the "Fund").
On September 24, 2012, one of our affiliates submitted a proposal requesting that if the proposed investment management agreement with Aberdeen is not approved by stockholders at the special meeting scheduled for November 1, 2012, a majority of the Fund's directors should resign and a special meeting should be held as soon as possible to elect directors to fill the vacancies thereby created. We also asked the board to contact us if it had a problem with our proposal.

Unfortunately, the board reacted defensively. Rather than discuss the matter with us, it authorized Sullivan and Cromwell to prepare a mountain of legal documents to prevent shareholders from voting on our proposal. We can only imagine the cost of preparing those documents, a cost that is borne not by the board but by the shareholders and ironically for the purpose of preventing them from exercising their right to vote. The primary reason S & C gave for not permitting a vote on our proposal was a silly claim that "[t]he Company's stock records do not indicate that the Proponent is the record owner of any shares of common stock." The other reasons for excluding our proposal were equally frivolous and disingenuous.

Rather than cause more shareholder money to be wasted on lawyers, we "voluntarily" withdrew our proposal. Yet, by throwing a team of high priced lawyers at us instead of picking up the telephone, the board confirmed what we see as the underlying problem, i.e., a severe breakdown of communication and trust between the board and the shareholders. Whether or not our proposal is voted upon, the rejection by shareholders of the agreement with Aberdeen should not be seen as any reflection on Aberdeen's ability to manage the Fund's assets but as a conclusive vote of no confidence in the board itself.

Allow us to elaborate. At the annual shareholder meeting on June 29, 2012, the two directors that were re-elected, Mr. Hawkins and Mr. Tsim, each received about 9.5 million votes vs. about 11.7 million votes against them. Thus, they were elected only because there was no alternative. In reality, those numbers understate the lack of support for the board's nominees because included in the 9.5 million number are approximately 6.8 million broker discretionary votes, i.e., the number of broker non-votes on the proposal to terminate the advisory agreement with Baring. (As with the vote on the Aberdeen agreement, the vote on the Baring agreement is really a proxy for a vote of no confidence for the board, not a repudiation of Baring.) Therefore, we estimate that the "real" number of votes received by Messrs. Hawkins and Tsim is about 2.7 million vs. 11.7 million votes against them or only 19% of the votes cast by stockholders themselves. Consequently, it is reasonable to expect that in a contested election, any credible opposition nominees would have won by a landslide margin of 81% to 19%.

If a similar result occurs at the special meeting scheduled for November 1, 2012, the board can have no doubt that it has lost the confidence of the shareholders. Without shareholder support, a unilateral attempt to hire any investment advisor will be futile and a waste of shareholder money. It is likely that even a vote to liquidate the Fund will fail if this board puts it forth.

If the board is sincere about its desire to act in the best interests of the Fund, it should take action to restructure the board. The status quo is clearly harming the Fund by causing it to incur unnecessary costs and continued uncertainty about the Fund's future. To that end, a majority of the directors should resign and a special meeting should promptly be called to elect their replacements. This is America, not Zimbabwe, Iran or North Korea. The will of the shareholders must be respected. Hopefully, the board will recognize that if the vote at the November 1st meeting confirms that the shareholders have lost confidence in it -- even if it believes the shareholders are misguided - the board has a moral duty to defer to their wishes.

Thank you for considering our views.


Very truly yours,
/s/ Pillip Goldstein

Phillip Goldstein
Member
Full Value Advisors LLC
General Partner